Pricing Supplement Dated July 5, 2011	Rule 424(b)(3)
(To Prospectus Supplement Dated March 15, 2011	File No. 333-160487
and Prospectus Dated July 9, 2009)	Pricing Supplement No. 2011-B3

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus® for Businesses

Variable Denomination Floating Rate Notes

Interest Rates:	$500 to $5 million		Greater than $5 million
	Rate	Yield	Rate	Yield
	85%	.85%	25%	.25%

Effective Dates:	July 5, 2011 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 888-674-4138, 24 hours a day, seven days a week.

The rate for GE Interest Plus for Businesses Notes is separate and distinct from rates established for GE Interest Plus, which is offered to individual investors.